PROMISSORY NOTE
TO:	M PIDHERNEY'S TRUCKING LTD
5133 - 49 Street
Rocky Mountain House, AB
T4T 1B8 (the "Lender")

DATED:	February 4, 2011

WHEREAS the Lender has provided EDGE RESOURCES INC. (the "Borrower") with a loan in a principal amount of Five Hundred Thousand ($500,000) Dollars (Cdn.) on the terms and conditions set out in this Promissory Note. The "Principal Amount" outstanding under this Promissory Note from time to time shall mean all principal advanced to the Borrower by the Lender, less all principal repaid.

NOW THEREFORE, FOR VALUE RECEIVED, the Borrower hereby promises to pay to the Lender, at the above address, the Principal Amount outstanding from time to time, on the terms and conditions set out below:

1.	PRINCIPAL REPAYMENT: The Principal Amount shall be repaid by the Borrower in full on or before the date that is four (4) months from the date of this Promissory Note (the "Maturity Date").

2.
INTEREST: The Borrower will pay interest to the Lender, after payment is due and before and after default, judgment and execution, on the Principal Amount and any unpaid interest outstanding from time to time until paid, at the Interest Rate, calculated and payable on the Maturity Date. In the event of default in payment of any amount of interest under this Promissory Note, the entire remaining Principal Amount and all interest accrued shall, at the option of the Lender, become immediately due and payable without notice or demand.

For the purposes of this Promissory Note, the "Interest Rate" shall be the rate of twelve percent (12%) per annum

3.	PREPAYMENT OF LOAN: The Borrower may prepay the Principal Amount, along with any accrued and unpaid interest, in whole or in part at any time, without notice or penalty.

4.
LOCATION AND METHOD OF PAYMENT. All payments to be made by the Borrower to the Lender pursuant to this Promissory Note shall be made in a manner acceptable to both parties acting reasonably and delivered to the address specified on page 1 of this Promissory Note (or such other address as may be specified in writing by the Lender from time to time) on or before 4:00 p.m. (Calgary time) on the date such payments are due.

5.
MAXIMUM RATE OF RETURN: Notwithstanding any provision to the contrary contained in this Promissory Note, in no event shall the aggregate "interest" (as defined in section 347 of the Criminal Code, RSC, 1985, C-46) payable under this Promissory Note exceed the effective annual rate of interest on the "credit advanced" (as defined in that section) under this Promissory Note lawfully permitted under that section and, if any payment, collection or demand pursuant to this Promissory Note in respect of "interest" (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand shall be deemed to have been made by mutual mistake of the Borrower and the Lender and the amount of such payment or collection shall be refunded to the Borrower. For purposes of this Agreement the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles over the term of the loan on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender will be conclusive for the purposes of such determination.

This Promissory Note is secured by the liens and security interests created in favour of the Lender under the general security agreement executed contemporaneously herewith (the "Lender's Security"). The Lender's Security is incorporated herein by this reference. In the event of any conflict or inconsistency between the terms hereof and the Lender's Security, the terms hereof shall govern.

This Promissory Note has been executed, delivered and accepted in the Province of Alberta and shall be construed in accordance with and governed by the laws of the Province of Alberta (without giving effect to the conflicts of law rules and principles of such province) and of Canada.

Whenever any interest or fee under this Promissory Note is calculated using a rate based on a year of 360 or 365 days, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days or 365 days, as the case may be, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by 360 or 365 as the case may be.

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Promissory Note, and the rates of interest stipulated in this Promissory Note are intended to be nominal rates and not effective rates or yields.

The Borrower expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonour, notice of intent to accelerate the maturity hereof a notice of the acceleration of the maturity hereof.

EDGE RESOURCES INC.

By:	/s/ Brad Nichol
Name: Brad Nichol

Title: President and Chief Executive Officer